Exhibit 21.1

Subsidiaries of Xcel Brands, Inc.

Nameand Jurisdiction of Incorporation

•	IM Brands, LLC, a Delaware limited liability company

•	IMNY Store 1, LLC, a New York limited liability company

•	IMNY Retail Management, LLC, a Delaware limited liability company

•	IMNY Store – GA-1, LLC, a Delaware limited liability company

•	IMNY e-store, USA, LLC, a Delaware limited liability company

•	JR Licensing, LLC, a Delaware limited liability company